Exhibit 12.1

Statement Regarding the computation of Ratio of Earnings to Fixed Charges

	Six Months ended	Fiscal Year Ended April 30,
	October 31, 2009	2009	2008	2007	2006
Income (loss) before income taxes	$25,146,000	$15,849,000	$(6,868,000)	$(4,034,000)	$17,595,000
Fixed charges	$15,000	$38,000	$27,000	$18,000	$12,000

Total earnings (loss) for computation of ratio	$25,161,000	$15,887,000	$(6,841,000)	$(4,016,000)	$17,607,000

Fixed charges:
Interest expense	$15,000	$38,000	$27,000	$18,000	$12,000

Total fixed charges	$15,000	$38,000	$27,000	$18,000	$12,000

Ratio of earnings to fixed charges	1,677	418	—	—	1,467
Deficiency of earnings to fixed charges	$—	$—	$6,868,000	$4,034,000	$—

*	Earnings are inadequate to cover fixed charges.